UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

SEC FILE NUMBER
0-23976
CUSIP NUMBER
32106V107

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[ X ] Form 10-Q	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended:	March 31, 2011

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:	n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the
notification relates:	n/a

PART I – REGISTRANT INFORMATION

First National Corporation
Full Name of Registrant

n/a
Former Name if Applicable

112 West King Street
Address of Principal Executive Office (Street and Number)

Strasburg, Virginia 22657
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[X]	(a) (b) (c)
The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Management of First National Corporation (the “Company”) worked diligently to complete all the required information for its quarterly report on Form 10-Q for the period ended March 31, 2011 (the “Form 10-Q”).  The Form 10-Q was filed on May 16, 2011.  However, the Company recognized after the Form 10-Q had been filed that Exhibits 31.1 and 32.1 to the Form 10-Q were signed by the Company’s previous interim Chief Executive Officer instead of the Company’s new President and Chief Executive Officer who had been appointed during the prior week.  The Company prepared a quarterly report on Form 10-Q/A (the “Form 10-Q/A”) solely for the purpose of providing a revised Signatures page and new Exhibits 31.1 and 32.1 signed by the Company’s new President and Chief Executive Officer.  However, the Company was unable, without unreasonable effort or expense, to complete the electronic filing of the Form 10-Q/A prior to the filing deadline on May 16, 2011.  The Form 10-Q/A was accepted by the SEC at 5:31 pm on May 16, 2011 and deemed filed on May 17, 2011.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	M. Shane Bell	(540)	465-6130
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

			[ X ] Yes	[ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			[ ] Yes	[ X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FIRST NATIONAL CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2011	By:	/s/ M. Shane Bell
M. Shane Bell
Executive Vice President and
Chief Financial Officer

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).